UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

BBVA’s Board of Directors, in a meeting held today, has approved, following the proposal of the Appointments Committee, the succession plan for the Chairman of the Board, Mr. Francisco González Rodríguez, designating Mr. Carlos Torres Vila to fill the position of executive Chairman of BBVA from the moment the current Chairman leaves office. The succession is foreseen to take place on December 31, 2018, once the relevant authorisations have been obtained.

Madrid, 26 September, 2018

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 26, 2018	By: /s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized representative